Exhibit 99.1

News Release

www.srtelecom.com

For more information:

William E. Aziz, Interim President and CEO
(514) 335-2429 Ext. 4613

SR Telecom Reports Second Quarter Results

MONTREAL, August 11, 2005 — SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the second quarter and first six months of fiscal 2005 ended June 30, 2005.

The second quarter of 2005 was challenging for SR Telecom. There was further erosion of its operating results, and the Corporation was forced to seek additional liquidity and negotiate a balance sheet restructuring. Manufacturing and delivery of finished products was hampered by procurement issues and the resulting effect on revenues, profits and cashflow is evident in the results released today.

Interim President and CEO William E. Aziz said that, “It is obvious that there is a need for change at SR Telecom. During the coming weeks, we will be defining the new business proposition that the company will use as it is re-positioned for future success in the wireless infrastructure, equipment and application markets. SR Telecom has a strong history of successful deployment and significant intellectual properties that will act as catalysts for continued development, commercialization and deployment of our WiMAX and WiMAX-ready products.”

Consolidated Second Quarter Results

Consolidated revenue for the second quarter of fiscal 2005 totalled $17.7 million, compared to $36.6 million in the second quarter of fiscal 2004. The consolidated operating loss for the second quarter of fiscal 2005 was $27.7 million, compared to an operating loss of $21.0 million in the same period in 2004. The consolidated net loss for the second quarter of 2005 was $30.7 million, compared to a consolidated net loss of $23.4 million in the corresponding period in 2004.

For the six-month period of fiscal 2005, consolidated revenue was $35.6 million, compared to $62.8 million in the first six months of fiscal 2004. The consolidated operating loss for the first half of fiscal 2005 reached $38.4 million, compared to $34.6 million in the same period in fiscal 2004. The consolidated net loss for the first half of fiscal 2005 totalled $44.4 million, compared to a consolidated net loss $40.3 million in the prior period.

The decrease in revenue in the second quarter of 2005 compared to the second quarter of 2004 is primarily a result of delays in finalizing the credit facility, announced on May 24, 2005, as well as the effects of reduced supplier credit and a production slow-down at the beginning of the quarter, and timing issues related to the delivery of equipment.

As part of its restructuring efforts, during the second quarter of 2005 management undertook a review of certain aspects of its operations and decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory comprised mostly of raw materials and repair stock in the amount of $19.8 million, offset by an inventory provision of $3.3 million, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Core Wireless Solutions Segment

Second quarter revenue in SR Telecom’s core wireless solutions business was $13.0 million, compared to $31.6 million reported during the same period in 2004. The net loss for the second quarter of fiscal 2005 totalled $28.4 million, compared to a $21.4 million net loss in the corresponding period last year. For the first six months of fiscal 2005, revenue in the core wireless solutions business was $25.7 million, compared to $53.2 million in the same period in fiscal 2004. The net loss for the first half of fiscal 2005 totalled $41.3 million, compared to a net loss of $36.5 million in the prior period.

Selling, general and administrative (SG&A) expenses in the core wireless business segment decreased to $9.6 million for the second quarter of 2005, compared to $12.1 million for the same period in 2004. For the six-month period of fiscal 2005, SG&A expenses decreased to $19.5 million, versus $25.3 million in the first six months of fiscal 2004. The decreases were primarily due to the effects of the restructuring that was implemented in the second and third quarters of 2004.

As previously indicated, the Corporation has consolidated its research and development facilities. Principally as a result of this consolidation and lower activity levels, research and development expenses in the core wireless business decreased from $7.5 million in the second quarter of 2004 to $3.0 million in the second quarter of 2005. For the first half of fiscal 2005, R&D expenses were reduced to $6.5 million, compared to $14.8 million in the corresponding period in fiscal 2004. The decreases were also attributable to the restructuring initiative that was implemented by the Corporation in 2004.

Telecommunications Service Provider Segment (CTR)

The Corporation’s Chilean service provider, CTR, experienced a decrease in revenue to $4.7 million for the three months ended June 30, 2005, from $5.0 million for the three months ended June 30, 2004. Net revenue in Chilean peso terms was 2,212 million pesos for the second quarter of 2005 and 2,339 million pesos for the second quarter of 2004, a decrease of 127 million pesos or 5%. The decrease is attributable to lower traffic than anticipated due to poor weather conditions in comparison to the same period in 2004 and an unfavourable change in the mix of access charges relating to higher-cost prepaid and long-distance traffic.

For the first six months of fiscal 2005, CTR revenue increased to $9.9 million, up from the $9.6 million reported for the six months of 2004. Net revenue in Chilean peso terms was 4,620 million pesos for the first half of 2005 and 4,415 million pesos for the first half of 2004, an increase of 205 million pesos or 5%. The increase is attributable to the new access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative, net of the changes for the quarter ended June 30, 2005 described above.

The CTR operating loss totalled $1.3 million in the second quarter of fiscal 2005, compared to operating earnings of $279,000 in the same period last year. The loss is the result of an increase to $6.0 million in operating expenses for the quarter, from $4.8 million for the three months ended June 30, 2004. The increase is primarily due to professional and legal fees of approximately $1.0 million related to the renegotiation of the CTR loans, which were extended for a period of three years. The net loss for the second quarter of 2005 was $2.2 million, compared to a net loss of $2.0 million in the corresponding period in 2004.

For the first half of fiscal 2005, the CTR operating loss totalled $910,000, compared to operating earnings of $20,000 in the corresponding period in 2004. The CTR net loss for the first half of fiscal 2005 decreased to $3.1 million, compared to a net loss of $3.7 million in the same period in 2004.

Financial Position

The Corporation’s consolidated cash, including short-term and long-term restricted cash, increased to $7.7 million at June 30, 2005, compared to $6.4 million at December 31, 2004. On May 19, 2005, an agreement was reached with the debenture holders to provide up to $50.0 million (US$39.6 million) five-year secured credit facility. An amount of up to $20.0 million (US$15.85 million) was made available to the Corporation upon closing of the Agreement, of which $12.1 million (US$9.85 million) was drawn as at June 30, 2005. The remainder of the facility will be provided over the next three quarters, subject to approval of budgets and financial covenants when finalized with the lenders.

Further, the Corporation and the debenture holders have also agreed to exchange $71.0 million of the outstanding debentures and approximately $3.5 million of accrued interest into new 10% Convertible Redeemable Secured Debentures due October 15, 2011, convertible into common shares at a conversion price of $0.21 per common share. Following the debenture exchange, the Corporation intends to file a preliminary prospectus relating to a rights offering to existing shareholders to subscribe for new common shares, subject to market conditions.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Pursuant to the refinancing arrangements in place in relation to the credit facility, the debenture exchange and the potential rights offering, SR Telecom should have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months. There can, however, be no assurance that such plans as described above will result in sufficient funds.

Recent Events

•
On July 21, 2005, SR Telecom launched its previously announced offer to exchange its outstanding $71.0 million 8.15% Unsecured Debentures (“debentures”) due August 31, 2005 and related accrued interest of approximately $3.5 million into new 10% Convertible Redeemable Secured Debentures (“convertible debentures”) due October 15, 2011, convertible into common shares at a rate of $0.21 per common share. The exchange offer is subject to terms and conditions set forth in a private offering memorandum sent to the debenture holders. The Corporation has entered into lock-up agreements with holders of approximately $67.0 million in principal amount or approximately 95% of the outstanding 8.15% debentures. The debenture exchange is expected to close on August 22, 2005.

•
On July 21, 2005, SR Telecom announced the resignation of Pierre St-Arnaud as the Corporation’s President and Chief Executive Officer. Mr. St-Arnaud will continue to sit on the Corporation’s Board of Directors. Mr. William Aziz, the Corporation’s Chief Restructuring Officer, will assume the President and CEO role on an interim basis.

•
On June 22, 2005, SR Telecom announced that it is collaborating with Analog Devices Inc. (“ADI”), a global leader in high-performance semiconductors for signal processing applications, for the development of its 802.16 (WiMAX) base station solutions. The SR Telecom WiMAX base station will incorporate the ADI TigerSHARC processor. As a result of this collaboration, the Corporation will be able to produce reliable, feature-rich and future-proof solutions for the global WiMAX market.

•
On May 24, 2005, SR Telecom announced that it had entered into definitive agreements with a group representing the required majority of its outstanding 8.15% debentures (the “debenture holders”) regarding its capitalization plan. Further, the Corporation entered into agreements with the lenders of its Chilean subsidiary, CTR, the Inter-American Development Bank and Export Development Canada (“the CTR lenders”). The transaction highlights include the following:

•
The Corporation closed an operating credit facility of $50 million (US$39.6 million) with certain of the debenture holders. The credit facility is revolving until October 1, 2006, followed by a non-revolving term period that shall extend until October 2, 2011. As the facility becomes available to the Corporation, it will be used to fund working capital requirements, subject to agreed budgets, and will be secured by the available assets of SR Telecom.

•
The CTR lenders agreed to restructure the terms of the loans to CTR and postpone maturity for three years, until May 17, 2008. As part of the agreement, SR Telecom has guaranteed the performance of the obligations of CTR to the CTR lenders up to an amount of US$12.0 million.

•
The 8.15% debentures will be restructured into new convertible debt and equity, following which the current debenture holders will own approximately 95% of the Corporation’s equity on a fully-diluted basis. The new 10% convertible debentures will be converted into common shares at a rate of approximately $0.21 per common share. It is contemplated that $10.0 million of the 8.15% debentures will be converted into approximately 46,939,218 common shares.

•
On April 18, 2005, SR Telecom announced that it had engaged Mr. William Aziz, Managing Partner of BlueTree Advisors, as Chief Restructuring Officer on a contract basis to assist in identifying and implementing strategies to capitalize on opportunities for the enhancement of operating performance.

•
On April 4, 2005, SR Telecom announced that it had received purchase orders valued at approximately $11.0 million from Siemens for the ongoing Telefonica TRAC initiative. Telefonica, a leading international communications operator, originally selected SR Telecom’s angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network. The new orders are for the WiMAX-ready symmetry solution, which Telefonica intends to use for the rest of the TRAC deployment.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Outlook

“At this time, it would be inappropriate to provide detailed guidance on the business plans for the changes needed to turn around the results of operations,” Mr. Aziz said. “However, it is my expectation that all of our resources will be focused on becoming self-sustaining and bringing products to market that will be best in class for performance and scalability. This will enable our customers to continue to make large scale deployments in many diverse markets. We expect that revenue in the third quarter will increase significantly in comparison to the current quarter of 2005, as our supplier issues have been resolved and production of our order backlog is underway.”

Detailed financial results for SR Telecom’s second quarter of fiscal 2005 are filed with SEDAR and EDGAR and are also available on the Company’s website at www.srtelecom.com.

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Conference Call

SR Telecom will host a conference call on Thursday, August 11, 2005 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom Interim President and Chief Executive Officer William E. Aziz and Senior Vice-President, Finance and Chief Financial Officer David L. Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 940-2795 (Montreal and overseas) or 1-866-250-4907 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, August 11, 2005 as of 12:00 PM until 11:59 PM on Thursday, August 18, 2005 at 1-877-289-8525 (passcode 21133316#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, ANGEL, AIRSTAR, SWING and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended June 30th,
	2005			2004
				Amended
	(unaudited)			(unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	9,457	-	9,457	26,141	-	26,141
Services	3,512	-	3,512	5,418	-	5,418
Telecommunications	-	4,719	4,719	-	5,039	5,039
Total revenue	12,969	4,719	17,688	31,559	5,039	36,598
Cost of revenue
Equipment	7,799	-	7,799	15,389	-	15,389
Services	2,122	-	2,122	2,959	-	2,959
Total cost of revenue	9,921	-	9,921	18,348	-	18,348
Gross profit	3,048	4,719	7,767	13,211	5,039	18,250
Agent commissions	371	-	371	2,083	-	2,083
Selling, general and administrative expenses	9,616	5,979	15,595	12,146	4,760	16,906
Research and development expenses, net	2,997	-	2,997	7,546	-	7,546
Restructuring, asset impairment and other charges	16,548	-	16,548	12,719	-	12,719
Operating (loss) earnings	(26,484)	(1,260)	(27,744)	(21,283)	279	(21,004)
Interest expense, net	(1,714)	(748)	(2,462)	(1,227)	(734)	(1,961)
(Loss) gain on foreign exchange	(120)	(235)	(355)	1,102	(1,511)	(409)
Loss before income taxes	(28,318)	(2,243)	(30,561)	(21,408)	(1,966)	(23,374)
Income tax expense	(116)	-	(116)	(6)	-	(6)
Net loss	(28,434)	(2,243)	(30,677)	(21,414)	(1,966)	(23,380)
Weighted average number of common shares outstanding			17,610			17,610
Net loss per share, basic and diluted	(1.61)	(0.13)	(1.74)	(1.22)	(0.11)	(1.33)

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Six Months ended June 30th
	2005			2004
				Amended
	(unaudited)			(unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	19,421	-	19,421	42,691	-	42,691
Services	6,311	-	6,311	10,468	-	10,468
Telecommunications	-	9,853	9,853	-	9,646	9,646
Total revenue	25,732	9,853	35,585	53,159	9,646	62,805
Cost of revenue
Equipment	16,097	-	16,097	26,581	-	26,581
Services	3,682	-	3,682	5,649	-	5,649
Total cost of revenue	19,779	-	19,779	32,230	-	32,230
Gross profit	5,953	9,853	15,806	20,929	9,646	30,575
Agent commissions	911	-	911	2,677	-	2,677
Selling, general and administrative expenses	19,457	10,763	30,220	25,332	9,626	34,958
Research and development expenses, net	6,521	-	6,521	14,808	-	14,808
Restructuring, asset impairment and other charges	16,548	-	16,548	12,719	-	12,719
Operating (loss) earnings	(37,484)	(910)	(38,394)	(34,607)	20	(34,587)
Interest expense, net	(3,249)	(1,445)	(4,694)	(2,266)	(1,492)	(3,758)
(Loss) gain on foreign exchange	(332)	(767)	(1,099)	651	(2,248)	(1,597)
Loss before income taxes	(41,065)	(3,122)	(44,187)	(36,222)	(3,720)	(39,942)
Income tax expense	(256)	-	(256)	(298)	(25)	(323)
Net loss	(41,321)	(3,122)	(44,443)	(36,520)	(3,745)	(40,265)
Weighted average number of common shares outstanding			17,610			15,668
Net loss per share, basic and diluted	(2.34)	(0.18)	(2.52)	(2.33)	(0.24)	(2.57)

Consolidated Statements of Deficit
For the Six Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(180,561)	(90,941)
Cumulative effect of adoption of new accounting policy	-	(272)
Deficit, beginning of period as restated	(180,561)	(91,213)
Net loss	(44,443)	(40,265)
Share issue costs	-	(3,214)
Deficit, end of period	(225,004)	(134,692)

Consolidated Balance Sheets
As at June 30th, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	5,148	4,549
Short-term restricted cash	2,045	1,394
Accounts receivable, net	29,868	47,500
Income taxes receivable	1,202	911
Inventory	41,803	59,556
Prepaid expenses and deposits	5,500	3,504
	85,566	117,414
Investment tax credits	13,150	13,150
Long-term accounts receivable, net	5,737	5,644
Long-term restricted cash	502	493
Property, plant and equipment, net	81,321	85,442
Intangible assets, net	4,043	4,494
Other assets, net	5,233	987
	195,552	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities	51,870	55,682
Customer advances	2,189	1,932
Current portion of lease liability	6,415	5,043
Current portion of long-term debt	1,005	106,680
	61,479	169,337
Long-term credit facility	12,153	-
Long-term lease liability	1,191	3,577
Long-term liability	1,840	1,810
Long-term debt	110,553	260
	187,216	174,984
Shareholders' equity
Capital stock	219,653	219,653
Warrants	13,029	13,029
Contributed surplus	658	519
Deficit	(225,004)	(180,561)
	8,336	52,640
	195,552	227,624

Consolidated Statements of Cash Flows
For the Three Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(30,677)	(23,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,076	3,199
Restructuring, asset impairment and other charges	16,548	1,352
Loss (gain) on disposal of property, plant and equipment	2	(104)
Asset write-down	71	38
Stock-based compensation	70	72
Future income taxes	-	279
Increase in lease liability	150	-
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	61
Decrease in non-cash working capital items	2,600	6,490
Unrealized foreign exchange	(3)	373
Net cash used in operating activities	(8,163)	(11,620)
Cash flows from (used in) financing activities
Issuance of long-term credit facility	12,386	-
Repayment of bank indebtedness	-	(2,300)
Repayment of long-term lease liability	-	(1,322)
Repayment of long-term debt	-	(5,367)
Net cash from (used in) financing activities	12,386	(8,989)
Cash flows (used in) from investing activities
Decrease in restricted cash	446	1,026
Purchase of property, plant and equipment	(501)	(1,322)
Proceeds on sale of property, plant and equipment	64	231
Purchase of short-term investments	-	(930)
Proceeds on sale of short-term investments	-	23,686
Increase in other assets	(4,403)	-
Net cash (used in) from investing activities	(4,394)	22,691
(Decrease) increase in cash and cash equivalents	(171)	2,082
Cash and cash equivalents, beginning of period	5,319	8,479
Cash and cash equivalents, end of period	5,148	10,561
Supplemental Information
Cash paid for:
Interest	1,395	4,339
Income taxes	7	91

Consolidated Statements of Cash Flows
For the Six Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(44,443)	(40,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,811	6,381
Restructuring, asset impairment and other charges	16,548	1,352
Gain on disposal of property, plant and equipment	(64)	(83)
Asset write-down	130	65
Stock-based compensation	139	112
Future income taxes	-	435
Increase in lease liability	150	-
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	1,571
Decrease in non-cash working capital items	17,042	2,205
Unrealized foreign exchange	401	1,042
Net cash used in operating activities	(4,286)	(27,185)
Cash flows from financing activities
Issuance of long-term credit facility	12,386	-
Repayment of bank indebtedness	-	(3,000)
Repayment of long-term lease liability	(1,314)	(2,851)
Repayment of long-term debt	-	(5,367)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Net cash from financing activities	11,072	35,569
Cash flows used in investing activities
(Increase) decrease in restricted cash	(651)	1,547
Purchase of property, plant and equipment	(1,112)	(2,395)
Proceeds on sale of property, plant and equipment	332	231
Purchase of short-term investments	-	(41,213)
Proceeds on sale of short-term investments	-	35,573
Increase in other assets	(4,756)	-
Net cash used in investing activities	(6,187)	(6,257)
Increase in cash and cash equivalents	599	2,127
Cash and cash equivalents, beginning of period	4,549	8,434
Cash and cash equivalents, end of period	5,148	10,561
Supplemental Information
Cash paid for:
Interest	1,404	4,424
Income taxes	41	107